[Sullivan & Cromwell LLP Letterhead]

October 14, 2014

VIA EDGAR CORRESPONDENCE

Mr. Tom Kluck,
Branch Chief,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	NorthStar Realty Finance Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 26, 2014
File No. 333-198234

Dear Mr. Kluck:

Set forth below are the responses of NorthStar Realty Finance Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated October 10, 2014 (the “Letter”), with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) filed on September 26, 2014. On the date hereof, the Company filed Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in Amendment No. 1.
*    *    *    *    *

Certain Unaudited Prospective Financial Information of NorthStar, page 132

Comment No. 1

We note your response to comment 15 of our letter dated September 18, 2014. In your response you indicate that certain unaudited prospective financial information of NorthStar and Griffin-American was included in your document to provide readers with cer[]tain information which was exchanged between the parties. Please tell us in greater detail why this information was exchanged between the parties. In addition, please tell us whether this information constitutes all of the information exchanged between the parties.

Response to Comment No. 1

Mr. Tom Kluck
Securities and Exchange Commission    Page 2

The Company has asked us to supplementally advise the Staff as follows:

•
the unaudited prospective financial information was exchanged between the parties in furtherance of the parties’ respective due diligence efforts and their respective consideration of whether or not to enter into a transaction.

•
in addition to the information disclosed with respect to unaudited prospective financial information, prior to entering into the merger agreement, the Company and Griffin-American conducted customary due diligence reviews of the business, operations and financial results of one another. Such reviews were made in accordance with standard nondisclosure agreements. The type of information disclosed to the parties in connection with their respective due diligence reviews included information pertaining to real estate portfolio, material contracts and leases, taxes, employee matters and corporate organizational matters.

•	the Company did not include in Amendment No. 1 every line item of the projected financial information that the parties exchanged for several reasons.

◦	the Company does not believe that it is customary or advisable to disclose each line item of financial projections that were not prepared by management with a view to public disclosure.

◦
disclosing each line item could lead investors to believe that the financial projections are similar to, and have the same degree of precision and accuracy as, actual historical financial statements, which could be misleading given the limited purpose for the presentation of the financial projections and the inherent uncertainties and risks in financial projections.

Instead, the Company has asked us to supplementally advise the Staff that it previously included its projected CAD in Amendment No. 1 because the Company considered CAD to be the only material component of the projections in the context of evaluating the proposed combination and the analyses underlying the fairness opinion of the Company's advisor included in Amendment No.1. However, in light of the Staff’s comment, the Company has reviewed its projections again and has added additional information from the projections to page 132 of Amendment No. 2 that the Company believes are helpful to understanding the components of CAD. The Company has asked us to supplementally advise the Staff that it does not believe any of the other line items in its projections would be material or useful to shareholders in the context of the mergers and fairness opinions included in Amendment No. 2 and, accordingly, has not included them in Amendment No. 2.
Similarly, the Company has asked us to supplementally advise the Staff that the Company disclosed the line items of Griffin-American’s unaudited prospective financial information that the Company believes are meaningful for the same reasons set forth above with respect to the Company’s unaudited prospective financial information. The Company has also asked us to supplementally advise the Staff that the unaudited prospective financial information of Griffin-American disclosed on page 148 of Amendment No. 2 constitutes all of the material financial projections provided by Griffin-American to the Company.
Comment No. 2

We note your disclosure that the certain unaudited prospective financial information of NorthStar and Griffin-American was utilized by each entity’s financial advisor. Please tell us the specific analysis

Mr. Tom Kluck
Securities and Exchange Commission    Page 3

prepared by the financial advisor utilizing this information. In addition, please clarify for us whether all of the projections and assumptions used to prepare this analysis have been disclosed.
Response to Comment No. 2
In response to the Staff’s comment, the Company has asked us to supplementally advise the Staff that, as disclosed in Amendment No. 1, the unaudited prospective financial information of the Company and Griffin-American was relied upon by the Company’s financial advisor. The Company has asked us to supplementally advise the Staff that Griffin-American’s financial advisors relied upon the unaudited prospective financial information of Griffin-American but did not rely upon the unaudited prospective financial information of the Company.

With respect to the use of such information for specific analyses by the Company’s financial advisor, we respectfully refer you to the description of UBS’s financial analyses in the section titled “Opinion of NorthStar’s Financial Advisor” beginning on page 126 of Amendment No. 2. The disclosure in such section discloses that NSAM, the Company's external manager, made available certain financial forecasts and estimates of the Company and Griffin-American to the Company's financial advisor and such financial information was relied upon by the Company's financial advisor for purposes of the following analyses and calculations: (i) the “Parent Selected Public Companies Analysis”; (ii) the “Relative Net Asset Value Analysis”; (iii) the “Pro Forma Accretion/Dilution”; (iv) the “Griffin-American Selected Public Companies Analysis”; (v) the “Selected Precedent Transaction Analysis”; and (vi) the “Griffin-American Unlevered Discounted Cash Flow Analysis.” The Company has asked us to supplementally advise the Staff that the Company did not include in Amendment No. 1 every line item of the Company's projected financial information that was provided to UBS for the same reasons noted above in its response to Comment No. 1 with respect to the projections exchanged between parties, but the Company has added certain line items to the projection disclosure in Amendment No. 2 on pages 132. In addition, the Company updated the disclosure on page 126 of Amendment No. 2 to clarify that for purposes of delivering its opinion, the Company’s financial advisor reviewed Griffin-American forecasts for 2017 and 2018 that were derived by NSAM by applying a 2.75% annual growth rate to the 2016 financial forecasts.

The Company has asked us to supplementally advise the Staff that the projections discussed above in its response to Comment No. 1 are the only projections of the Company relied upon by the Company’s financial advisor that are material in the context of evaluating the analyses underlying the fairness opinion of the Company's advisor. Similarly, the Company has asked us to supplementally advise the Staff that all assumptions made by its financial advisor that are material in the context of evaluating the analyses underlying the fairness opinion of the Company's financial advisor have been disclosed and are described in Amendment No. 2 on pages 126-133 and Annex B.

With respect to the use of unaudited prospective financial information for specific analyses by Griffin-American’s financial advisors, we respectfully refer you to the description of Stanger’s financial analyses in the section titled “Opinion of Griffin-American’s Special Committee’s Financial Advisor - Opinion of Stanger.”  Stanger has asked us to supplementally advise the Staff that it used the prospective financial information provided by Griffin-American in the preparation of each of its analyses described therein, including the discounted cash flow analysis, public market comparable analysis and precedent transaction analysis.  While the prospective financial information prepared and made available by the Company was reviewed and considered by Stanger, Stanger has asked us to supplementally advise the Staff that it was not relied upon in connection with its opinion.  The key assumptions used by Stanger in preparation of its analyses and the limitations and qualifications related thereto, are all set forth in the section titled “Opinion of Griffin-American’s Special Committee’s Financial Advisor - Opinion of

Mr. Tom Kluck
Securities and Exchange Commission    Page 4

Stanger.”  Stanger has asked us to supplementally advise the Staff that it did not rely upon any other projections prepared by Griffin-American or the Company in connection with its analyses.

We also respectfully refer you to the description of BofA Merrill Lynch’s financial analyses in the section titled “Opinion of Griffin-American’s Special Committee’s Financial Advisor - Opinion of BofA Merrill Lynch.”  BofA Merrill Lynch has asked us to supplementally advise the Staff that it used the prospective financial information provided by Griffin-American in the preparation of each of its analyses described therein, including the “Selected Publicly Traded Companies Analysis,” “Selected Precedent Transactions Analysis” and “Discounted Cash Flow Analysis.”  While the prospective financial information prepared and made available by the Company was reviewed and considered by BofA Merrill Lynch, BofA Merrill Lynch has asked us to supplementally advise the Staff that it was not relied upon in connection with its opinion.  The key assumptions used by BofA Merrill Lynch in preparation of its analyses and the limitations and qualifications related thereto, are all set forth in the section titled “Opinion of Griffin-American’s Special Committee’s Financial Advisor - Opinion of BofA Merrill Lynch.”  BofA Merrill Lynch has asked us to supplementally advise the Staff that it did not rely upon any other projections prepared by Griffin-American or the Company in connection with its analyses.

The Company has asked us to supplementally advise the Staff that, as discussed in response to Comment No. 1, the unaudited prospective financial information of Griffin-American disclosed on page 148 of Amendment No. 2 constitutes all of the material financial projections provided by Griffin-American to the Company's and Griffin-American's financial advisors to prepare their analyses.

Comment No. 3

We note your response to comment 19 of our letter dated September 18, 2014 and your revised disclosure on page 145. Please disclose in more detail the criteria used to select the public companies used. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.
Response to Comment No. 3
The Company has asked us to supplementally advise the Staff that in response to Comment 3, it has revised the disclosure on page 145 of Amendment No. 2 to address the Staff's comment.

If you should have any questions concerning these responses, please contact the undersigned at (212) 558-4312 or Ronald J. Lieberman, the Company’s Executive Vice President, General Counsel and Secretary, at (212) 547-2604.

Very truly yours,

/s/ Robert W. Downes
Sullivan & Cromwell LLP

Mr. Tom Kluck
Securities and Exchange Commission    Page 5

cc:
Peter McPhun, Staff Accountant, Securities and Exchange Commission
Robert Telewicz, Staff Accountant, Securities and Exchange Commission
Kristina Aberg, Attorney-Advisor, Securities and Exchange Commission
David T. Hamamoto, NorthStar Realty Finance Corp.
Albert Tylis, NorthStar Realty Finance Corp.
Debra A. Hess, NorthStar Realty Finance Corp.
Ronald J. Lieberman, NorthStar Realty Finance Corp.
Robert B. Schumer, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Bruce A. Gutenplan, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Charles K. Ruck, Latham & Watkins LLP
William J. Cernius, Latham & Watkins LLP
Julian Kleindorfer, Latham & Watkins LLP
David M. Wheeler, Latham & Watkins LLP